SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GARRETT MOTION INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
366505105
(CUSIP Number)
Alexander H. McMillan Chief Compliance Officer Benefit Street Partners L.L.C. 9 West 57th Street, Suite 4920 New York, NY 10019 (212) 588-6700	with copies to: Matthew Roose, Esq. Michael Littenberg, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2020
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.   [   ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105
Explanatory Note
This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Benefit Street Partners L.L.C. and Thomas J. Gahan. (collectively, the “Reporting Persons”) on November 12, 2020 (as amended, the “Schedule 13D”) with respect to shares of common stock, $0.001 par value per share (the “Shares”) of Garrett Motion Inc. (the “Company”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended to include the following:
Oaktree Capital Management, L.P., Centerbridge Partners, L.P. (together with Oaktree Capital Management, L.P., the “Plan Sponsors”), Attestor Value Master Fund LP, The Baupost Group, L.L.C., Cyrus Capital Partners, L.P., FIN Capital Partners LP, Hawk Ridge Capital Management LP, IngleSea Capital, Keyframe Capital Partners, L.P., Newtyn Management, LLC, Sessa Capital (Master), L.P. and Whitebox Multi-Strategy Partners, L.P. (collectively, the “Additional Investors”), Benefit Street Partners L.L.C., AllianceBernstein L.P., Diameter Capital Partners LP, KSAC Europe Investments S.á.r.l., Lord, Abbett & Co LLC, P. Schoenfeld Asset Management LP, Robeco Institutional Asset Management B.V., (collectively, the “Initial Consenting Noteholders”) and Honeywell International Inc. (“Honeywell”) have entered into a Third Amended and Restated Coordination Agreement (including the term sheet attached thereto, the “Third Amended Coordination Agreement”) in anticipation of submitting an alternative proposal for a plan of reorganization (the “Plan”) to the Debtors (as defined in the Third Amended Coordination Agreement).

The Third Amended and Restated Coordination Agreement incorporates the following changes, among others:
•	the dividend rate on the Series A Preferred Stock shall be reduced from 12% to 11%;
•
the Company will have the ability to pay the dividend in cash or in kind at the election of a majority of disinterested members of the Company’s board of directors provided that dividends shall automatically pay in kind during any period in which the reorganized Debtors’ adjusted EBITDA on a consolidated basis for the twelve months immediately preceding the declaration of the dividend falls below $425 million;

•	any dividends paid in kind will not be convertible into common stock and will instead be paid in cash in connection with any conversion or redemption of the Series A Preferred Stock;
•	the Series A Preferred Stock will automatically convert into common stock on the first date on or after the date that is two years from the effective date on which:
o	$100 million or less of amortization payments remain outstanding on the Series B Preferred Stock;
o	the common stock has a 75-day volume weighted average price per share that is greater than or equal to 150% of the conversion price; and

CUSIP No. 366505105

o	the reorganized Debtors’ adjusted EBITDA on a consolidated basis for the prior twelve months equals or exceeds $600 million for two consecutive quarters.
•	the Series A Preferred Stock shall be redeemable following the sixth anniversary of the effective date at par plus accrued and unpaid dividends; and
•
the milestone for filing the Plan shall be extended from January 19, 2021 to April 19, 2021 and the milestone for consummating the Plan shall be extended from March 20, 2021 to June 30, 2021, and shall be automatically extended further by ninety (90) days unless a notice of termination is provided pursuant to Section 11.12 of the Third Amended Coordination Agreement. These extensions will renew indefinitely unless the aforementioned notice of termination is provided.

The Third Amended Coordination Agreement may be terminated upon the occurrence of certain events set forth in the Third Amended Coordination Agreement.
The foregoing description of the Third Amended Coordination Agreement is a summary only and is qualified in its entirety by the terms and conditions of the Third Amended Coordination Agreement, which is filed as Exhibit 3 attached hereto.
Item 7.	Material to Be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended to include the following:
Exhibit	Description
3.
Third Amended and Restated Coordination Agreement, dated December 22, 2020, by and among the parties identified therein (incorporated by reference to Exhibit IV to Oaktree Capital Management, L.P.'s Amendment No. 5 to Schedule 13D filed on December 23, 2020).

CUSIP No. 366505105

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  December 28, 2020

BENEFIT STREET PARTNERS, L.L.C.
By: /s/ Bryan R. Martoken
Name: Bryan R. Martoken Title: Authorized Signatory /s/ Thomas J. Gahan
Thomas J. Gahan

4